                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934


                       Lone Star Technologies, Inc.
                             (Name of Issuer)


                               Common Stock
                      (Title of Class of Securities)


                                 542312103
                              (CUSIP Number)

                              Robert T. Marto
                              President and
                          Chief Executive Officer
                          White River Corporation
                     777 Westchester Avenue, Suite 201
                       White Plains, New York 10604
                              (914) 251-0237
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                          December 22, 1993
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this schedule because of Rule 13d-1(b)(3) or (4), check the following box    .

     Check the following box if a fee is being paid with this statement X . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                            CUSIP NO. 542312103



(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
Person

White River Corporation
93-                              1011071



(2)  Check the Appropriate Box if a Member (a) _____________
     of a Group (See Instructions)
______________________________            __(b)____ ____ _____

(3)  (SEC Use Only)



(4)  Source of Funds (See Instructions) AF (See Item 2)



(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)



(6)  Citizenship or Place of Organization    Delaware



                            Number of Shares         (7)Sole Voting Power
     Beneficially Owned          2,318,241

     by Each Reporting        (8)Shared Voting Power
     Person With

                              (9)Sole Dispositive Power
                                 2,318,241

                              (10)    Shared Dispositive Power



(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                 2,318,241 Common Shares



(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)



(13) Percent of Class Represented by Amount in Row (11)
                                 Approximately 9.9%



(14)  Type of Reporting Person (See Instructions)  HC, CO

                        Item 1.  Security and Issuer.
     This Statement on Schedule 13D relates to 800,000 Shares of Cumulative Preferred Stock, Series A ("Preferred Shares") which is convertible into Common Stock, par value $1.00 per share ("Shares") of Lone Star Technologies, Inc. ("LST"), a Delaware corporation. The address of the principal executive office of LST is 5501 LBJ Freeway, Suite 1200, P.O. Box 803546, Dallas, Texas 75380-3546.

Item 2.  Identity and Background.
     (a), (b), (c), and (f).  This statement on Schedule 13D is filed by
White River Corporation ("WRC"), a Delaware corporation listed on The NASDAQ Stock Market (symbol WHRC).
     WRC is a holding company which owns a portfolio of securities and White River Enterprises, Inc. ("WRE"). WRE is a holding company incorporated in Delaware which also provides administrative services to its wholly-owned subsidiary, Hanover Advisors, Inc. ("Hanover"), a registered investment adviser incorporated in Delaware. The address of the principal business office of WRC, WRE and Hanover is 777 Westchester Avenue, Suite 201, White Plains, New York 10604.
     Prior to 12/22/93, WRC was a wholly-owned subsidiary of Fund American Enterprises Holdings, Inc. ("FAEH"). WRC purchased the Shares from FAEH on 9/24/93 as part of the initial capitalization of WRC. On 12/22/93, FAEH distributed approximately 75% of WRC Common Stock to FAEH's shareholders as a dividend. As WRC is no longer a FAEH subsidiary, it must file a separate
Schedule 13D reflecting its ownership of Shares of LST.
     The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of WRC is set forth on Schedule I, attached hereto and incorporated herein by reference.
     (d) and (e). Neither WRC and, to the best knowledge of WRC, any of the persons listed on Schedule I, attached hereto, during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
     As described in Item 2, WRC purchased the Shares from FAEH on 9/24/93 as part of WRC's initial capitalization. Such transaction was in anticipation of WRC being distributed to FAEH shareholders as a stand-alone public company.

Item 4.  Purpose of Transaction
     WRC is holding the Shares for investment purposes and has no present plans or proposals which relate to, or would result in, any of the actions described in Item 4(a) through 4(j).
Item 5.  Interest in Securities of the Issuer.
     (a)                  WRC owns all 800,000 Preferred Shares
directly. Assuming Conversion of all 800,000 Preferred Shares into Shares, the aggregate number of Shares and the corresponding percentage of the outstanding Shares owned by the indicated persons names in Item 2 is as follows:

                                            Percentage of
                             Shares            Shares
                          Beneficially      Beneficially
              Person         Owned             Owned

                WRC         2,318,241           9.9%

     (b) WRC has sole voting power and dispositive power with respect to 2,318,241 Shares.
     (c)       None.
     (d)       None.
     (e)       Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
       There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or to the best knowledge of WRC, between any of the persons named in Item 2 and any other persons with respect to Shares of LST.

Item 7.  Material to be Filed as Exhibits.
None.

                                 SIGNATURE

       After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 3, 1994


                            WHITE RIVER CORPORATION

                            BY:

                                      ROBERT T. MARTO
                            Name:   Robert T. Marto
                            Title:  President and
                                    Chief Executive Officer

                            SCHEDULE I TO SCHEDULE 13D

     Following is a list of the directors and executive officers of White River Corporation (or "WRC") setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each such person is a citizen of the United States of America.

   Name and                                Principal Occupation
Business Address            WRC Office            or Present
Employment
Gordon S. Macklin      Chairman of the       Corporate Financial
8212 Burning Tree Road Board                 Advisor
Bethesda, MD 20817

Andrew Delaney         Director              Retired
2727 Allen Pkwy #460
Houston, TX 77019

Robert T. Marto        President,            President,
777 Westchester Avenue Chief Executive       Chief Executive
Suite 201              Officer and Director  Officer and Director
White Plains, N.Y.10604                     of White River
Corporation

Craig A. MacLeod       Vice President        Vice President of
777 Westchester Ave.                         White River Corporation
Suite 201
White Plains, N.Y.10604

George U. Wyper        Vice President and    Vice President and
777 Westchester Avenue Chief Investment      Chief Investment
Suite 201              Officer               Officer of White
White Plains, N.Y.10604                      River Corporation

John P. Corrigan       Vice President,       Vice President,
777 Westchester Avenue Corporate Secretary,  Corporate Secretary,
Suite 201              and Tax Counsel       and Tax Counsel of
White Plains, N.Y.  10604                    White River Corporation

Brian P. Zwarych       Vice President and    Vice President and
777 Westchester Avenue Chief Financial       Chief Financial Officer of
Suite 201              Officer               White River Corporation
White Plains, N.Y.  10604

Leonard L. Ciarrocchi  Vice President and    Vice President and
777 Westchester Avenue Treasurer             Treasurer of White
Suite 201                                    River Corporation
White Plains, N.Y.  10604

                       LONE STAR TECHNOLOGIES, INC.
                       5501 LBJ Freeway, Suite 1200
                              P.O. Box 803546
                         Dallas, Texas  75380-3546

                             February 1, 1994


White River Corporation
777 Westchester Avenue, Suite 201
White Plains, New York  10604

Attn:     Robert T. Marto
     President & Chief Executive Officer

Gentlemen:

     This letter constitutes an agreement (the "Agreement") between Lone Star Technologies, Inc. ("LST") and White River Corporation ("Seller") pursuant to which LST will purchase from Seller, in accordance with the terms of this Agreement, the 800,000 shares of Cumulative Preferred Stock, Series A ($1.00 par) (the "Stock") owned by Seller and originally issued by LST under the Purchase Agreement dated September 8, 1988 (the "Purchase Agreement"). More specifically, LST and Seller do hereby agree as follows:

     1. Sale and Purchase. Subject to the terms of this Agreement, on February 14, 1994 or such other date as LST and Seller may mutually agree (the "Closing Date"), LST will purchase from Seller, and Seller will sell to LST, the Stock for a purchase price of $40,000,000 and LST also will pay $1,360,844 in full for all dividends (including accrued and unpaid dividends) on the Stock (in aggregate, the "Purchase Price"). On the Closing Date Seller, in order to transfer the Stock, will deliver to LST in Dallas, Texas the stock certificate evidencing the Stock, together with a duly executed stock power transferring the Stock to LST with all signatures guaranteed by a national bank or a member of the New York Stock Exchange. On the Closing Date LST will transfer the Purchase Price to Seller by wire transfer to account #899-20612 with US Trust/NYC/Trust, ABA No. 021001318, f/b/o White River Corporation, (Attention: Craig Werder, 212-598-2979).

     2. Representations of LST. LST represents and warrants to Seller that:

          (a) Corporate Organization. LST is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

          (b) Authority Relative to this Agreement. LST has full power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. A true and correct copy of resolutions of LST, certified by one of its executive officers, authorizing the transactions contemplated by this Agreement and reflecting the authority for those transactions as referred to in the following sentence will be delivered to Seller on the Closing Date. The execution, delivery and performance by LST of this Agreement, and the consummation by it of the transactions contemplated hereby, have been duly authorized by all necessary corporate action of LST. This Agreement has been duly executed and delivered by LST and constitutes a valid and legally binding obligation of LST enforceable against LST in accordance with its terms.

          (c) Noncontravention. The execution, delivery and performance by LST of this Agreement and the consummation by it of the transactions contemplated hereby do not and will not (i) conflict with or result in a violation of any provision of the charter or bylaws of LST or (ii) conflict with or result in a violation of any provision of, or constitute a default under, any bond, debenture, note, mortgage, indenture, lease, contract or other instrument to which LST is a party or by which LST or any of its properties may be bound or (iii) conflict with or violate any law including without limitation, the Delaware General Corporation Law and applicable fraudulent conveyance or transfer laws.

          (d) Brokerage Fees. Neither LST nor any of its affiliates has retained any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or any transaction contemplated hereby.

     3. Representations of Seller. Seller represents and warrants to LST that:

          (a) Corporate Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

          (b) Authority Relative to this Agreement. Seller has full corporate power and corporate authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Seller of this Agreement, and the consummation by it of the transactions contemplated hereby, have been duly authorized by all necessary corporate action of Seller, and a written legal opinion of John P. Corrigan, counsel for Seller, to the same effect as the foregoing provisions of this and the prior sentence of this paragraph 3(b) shall be delivered to LST on the Closing Date.
     This Agreement has been duly executed and delivered by Seller and it constitutes a valid and legally binding obligation of Seller enforceable against Seller in accordance with its terms.

          (c) Noncontravention. The execution, delivery and performance by Seller of this Agreement and the consummation by it of the transactions contemplated hereby do not and will not (i) conflict with or result in a violation of any provision of the charter or bylaws of Seller, (ii) conflict with or result in a violation of any provision of, or constitute a default under, any bond, debenture, note, mortgage, indenture, lease, contract or other instrument to which Seller is a party or by which Seller or any of its properties may be bound, (iii) create any lien, pledge, option, restriction or other encumbrance of any nature whatsoever on or with respect to the Stock, or (iv) conflict with or violate any law including, without limitation, the Delaware General Corporation Law and applicable fraudulent conveyance or transfer laws.

          (d) Stock. Seller has, and upon consummation of the transaction contemplated by this Agreement LST will receive, all right, title and interest to the Stock free and clear of any lien, pledge, restriction, stock transfer restriction agreement, voting trust, voting agreement or other encumbrance of any nature whatsoever. All rights with respect to the Stock, its dividends (whether accumulated or not), redemption and otherwise with respect to the Stock are owned and possessed by Seller, whether under the Purchase Agreement, the Certificate of Designations (as hereinafter defined), the Certificate of Incorporation of LST or otherwise and will be transferred to LST or terminated, waived and released by Seller upon the closing. None of the Stock to be acquired hereunder by LST has ever been transferred to another owner by any owner thereof, including by Seller and any other owner, except as provided by Section 10.3 of the Purchase Agreement to an "Affiliate" of "Purchaser" (as those quoted terms are defined in the Purchase Agreement).

          (e) Brokerage Fees. Neither Seller nor any of its affiliates has retained any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or any transaction contemplated hereby.

     4.   Conditions Precedent.  The respective obligations of LST and
Seller to consummate the transactions contemplated by this Agreement are expressly conditioned upon (i) the contemporaneous purchase by LST of 200,000 shares of Series A Preferred Stock from Fireman's Fund Retirement Plan on terms substantially identical (other than dollar amounts and numbers of shares and other differences not material to the transactions contemplated hereunder) to those set forth in this Agreement and (ii) to the accuracy, as though made at the closing on the Closing Date, of the other party's representations and warranties under paragraph 2 or 3 hereof.

     5. Mutual Waiver of Time Periods. LST and Seller each waives any and all provisions set forth in the Purchase Agreement, the Certificate of Designations and Certificate of Incorporation of LST, both as amended through the date hereof, and LST's By-Laws as in effect at the date hereof and any waivable provisions of Delaware law necessary to be waived to accomplish the transactions contemplated hereby with respect to the establishment of a record date, all time periods, the determination of a dividend record date, payment date or otherwise in any way relating to LST's purchase of the Stock from or payment of dividends to Seller under this Agreement.

     6. Termination of Purchase Agreement, Etc. Upon the consummation at the closing of the transaction contemplated by this Agreement, (i) the Purchase Agreement will be deemed terminated and neither LST nor Seller will have any rights or obligations of any nature whatsoever thereunder and (ii) Seller will not have any rights or obligations of any nature whatsoever under the Certificate of Designations. Any and all rights and obligations of Seller or of LST, and any resulting liabilities of either of them, which have arisen or arise on or after the date hereof, in any manner relating to the Stock Seller owns (other than the rights and obligations of Seller or of LST and any resulting liabilities of either of them under or which arise by reason of this Agreement) will terminate and, by these presents, be waived and released in all respects at closing, and Seller recognizes that the Purchase Price is being paid by LST to Seller in full settlement of any and all amounts due Seller at any time under the Purchase Agreement or the Certificate of Designations or otherwise with respect to the Stock. For purposes of this Agreement the "Certificate of Designations" means the certificate filed by LST with the Secretary of State of Delaware entitled "Certificate of the Powers, Designations, Preferences and Relative, Participating, Optional or other Special Rights, and the Qualifications, Limitations or Restrictions Thereof, Which Have Not Been Set Forth in the Certificate of Incorporation or in Any Amendment Thereto" of the Series A Preferred Stock.

     7. Litigation Costs, Indemnification. The party hereto that is not the prevailing party will pay and indemnify the party hereto that is the prevailing party for all reasonable expenses, including attorneys fees, incurred or paid by such prevailing party in any lawsuit or other dispute resolution process that may be agreed upon by the parties hereto which is initiated by one party hereto against the other party hereto to enforce or as a result of an alleged breach of any of the terms of this Agreement.

     8. Notices. Any notice required or permitted by this Agreement will be deemed sufficient if hand delivered or if sent by postage paid certified mail, return receipt requested, and if addressed to the other party at the address set forth above. Any such notice so given will be deemed given when hand delivered or mailed, as the case may be.

     9. Applicable Law. This Agreement will be governed by, and construed in accordance with, the laws of the State of New York.

     10. Binding Effect; No Assignment. This Agreement will be binding upon and will inure to the benefit of LST and Seller and their respective successors and assigns. Neither party may assign this Agreement without the prior written consent of the other party. The provisions of this Agreement will survive the closing of this Agreement and not be merged therein.

     11. Further Assurances. LST and Seller will each (i) execute and deliver such other and further documents and instruments as the other party may reasonably request to effect the purchase of the Stock or otherwise to accomplish the purposes of this Agreement and (ii) provide the other party with such documents and information regarding the transaction contemplated by this Agreement that such other party may reasonably request.
                               ____________

     If this Agreement correctly sets forth the understanding between LST and Seller, please so indicate by signing below in the space provided.

                              LONE STAR TECHNOLOGIES, INC.

                              By:  JOHN P. HARBIN
                                   John P. Harbin,
                                   Chairman of the Board and
                                   ChiefExecutive Officer

ACCEPTED AND AGREED:

WHITE RIVER CORPORATION

By:    ROBERT T. MARTO
       Robert T. Marto, President
       and Chief Executive Officer
46911.A